Exhibit 99.3

SUMMARY OF PROCEEDINGS OF THE 54TH ANNUAL GENERAL MEETING OF VEDANTA LIMITED (‘THE COMPANY’) HELD ON THURSDAY, JULY 11, 2019

The 54th Annual General Meeting (AGM) of the Members of the Company was held on Thursday, July 11, 2019 at ‘Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050’. A live webcast of the proceedings was made available through the website of our Registrar & Transfer Agent, Karvy Fintech Private Limited, providing the web cast service i.e. https://evoting.karvy.com/

The meeting commenced at 10.30 am with the briefing on the emergency and safety arrangements in the auditorium.

Mr. Navin Agarwal, Chairman of the Board, chaired the meeting and started the formal proceedings. Mr. Agarwal welcomed the Board of Directors and the Members present in person and through live webcast to the AGM.

As per the records of attendance, 286 members were present in person. The requisite quorum being present, the Chairman called the Meeting to order.

The Members were informed that the statutory registers and other documents as referred in the AGM Notice were available for inspection by the members at the meeting.

All the Members of the Board of the Company were present at the meeting. The Chairman introduced the Board of Directors on the dais and briefly introduced the newly inducted Director, Mr. MK Sharma and CEO, Mr. Srinivasan Venkatakrishnan to the Members.

The Chairman took the opportunity to acknowledge the invaluable contribution and guidance provided by Mr. Ravi Kant during his association with the Company.

The Chairman then shared his views and delivered his speech to the Members.

After the conclusion of the speech, the Members were informed that there were no qualifications in the Auditors’ Report on the Financial Statements and the Report of Secretarial Auditors of the Company. With the concurrence of the Members, the Notice convening the AGM together with the Boards Report, Financial Statements and Auditors Report were taken as read.

The Chairman apprised the Members that the Company had provided the facility to the Members to cast their vote electronically, on all resolutions set forth in the Notice. The remote e-voting period commenced on Monday, July 8, 2019 (9:00 am IST) and ended on Wednesday, July 10, 2019 (5:00 pm IST). Members who were present at the meeting and had not cast their votes through remote e-voting were provided an opportunity to cast their votes through Insta Poll process (e-voting at the venue) at the meeting.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

The following items of business, as set out in the AGM Notice dated May 30, 2019, were transacted:

S. NO.	ITEM TRANSACTED	RESOLUTION
ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone financial statement of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon; and	Ordinary

2.	To receive, consider and adopt the audited consolidated financial statement of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon;	Ordinary

3.	To confirm the payment of two Interim Dividends aggregating to ₹18.85 per equity share for the financial year ended March 31, 2019;	Ordinary

4.	To confirm the payment of Preference Dividend on 7.5% Non-Cumulative Non-Convertible Redeemable Preference shares, for the period from April 1, 2018 up to the date of redemption i.e. October 27, 2018;	Ordinary

5.	To appoint Ms. Priya Agarwal (DIN: 05162177), who retires by rotation and being eligible, offers herself for re-appointment as a Director;	Ordinary

SPECIAL BUSINESS

6.	To consider appointment of Mr. Srinivasan Venkatakrishnan (DIN: 08364908) as the Whole-Time Director, designated as Chief Executive Officer (CEO) of the Company for the period from March 01, 2019 to August 31, 2021;	Ordinary

7.	To consider re-appointment of Mr. Tarun Jain (DIN:00006843) as Non-Executive Director of the Company for a period of one (1) year effective April 1, 2019 to March 31, 2020;	Ordinary

8.	To consider and approve payment of remuneration to Mr. Tarun Jain (DIN:00006843), Non-Executive Director in excess of the limits prescribed under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;	Special

9.	To consider the appointment of Mr. Mahendra Kumar Sharma (DIN:00327684) as an Independent Director of the Company;	Ordinary

10.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2020;	Ordinary

The process of voting through Insta Poll at the meeting was formally convened.

Members were invited to ask any queries/ make comments/ give suggestions/ seek clarifications, if any, on the agenda items set out in the Notice of the meeting dated May 30, 2019. Necessary clarifications were provided to the queries raised by the members.

Mr. Upendra C. Shukla, Practicing Company Secretary, was appointed as the Scrutinizer, for providing guidance and supervising the e-voting process (both remote e-voting and Insta Poll).

The Chairman announced that the results of the voting (both remote e-voting and Insta Poll) along with Proceedings and Scrutinizer’s Report would be declared within the prescribed timelines and authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The Chairman extended his gratitude and appreciation to all the Members for their presence at the meeting and for their continued faith and support in the Company including in all its future endeavors.

All resolutions as set out in the Notice convening the AGM of the Company dated May 30, 2019, were passed by the Members with requisite majority (remote e-voting and Insta Poll).

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

The details of voting results (remote e-voting and Insta Poll) on all the resolutions as set out in the AGM notice are placed as Annexure I and also available on the Company’s website at www.vedantalimited.com and on the website of the Registrar & Transfer Agent, Karvy Fintech Private Limited www.karvy.com

This is for your information and records.

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394